Eurasian Minerals Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN that the Annual and a Special General Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Shares”) of Eurasian Minerals Inc. (the “Corporation”) will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on Wednesday, May 13, 2015 at 10:00 a.m. (local time), for the following purposes (which are further described in the Corporation’s information circular (“Circular”) available on its website at www.eurasianminerals.com and on SEDAR at www.sedar.com):

1.

To receive and consider the Report of the Directors to the Shareholders. See ‘Particulars of Matters to be Acted Upon – Financial Statements, Auditor’s Report & Management Discussion & Analysis in the Circular.

2.

To receive and consider the financial statements of the Corporation for the year ended December 31, 2014 together with the auditor’s report thereon. See ‘Particulars of Matters to be Acted Upon – Financial Statements, Auditor’s Report & Management Discussion & Analysis’ in the Circular.

3.

To appoint an auditor for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor. See ‘Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditor’ in the Circular.

4.	To set the number of directors for the ensuing year at five. See ‘Particulars of Matters to be Acted Upon – Set Number of Directors to be Elected’ in the Circular.

5.	To elect directors for the ensuing year. See ‘Particulars of Matters to be Acted Upon – Election of Directors’ in the Circular.

6.

To ratify the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further Shareholder approval. See ‘Particulars of Matters to be Acted Upon – Ratification of Stock Option Plan’ in the Circular.

The Board of Directors has fixed March 27, 2015 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders are requested to read the Circular and, if unable to attend the meeting in person, to complete and return the enclosed Proxy (or Voting Instruction Form, a “VIF”) in accordance with its instructions. Unregistered Shareholders must return their complete VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 31st day of March, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Valerie Barlow
Corporate Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the ‘Notice and Access’ provisions of the Canadian securities administrators, the Circular is available on the Corporation’s website and on SEDAR and has not been mailed to Shareholders. Shareholders may obtain, without any charge to them, a paper copy of the Circular (and the audited financial statements and related management’s discussion and analysis for the Corporation’s last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Corporation as follows:

e-mail:	telecopier:	telephone:
valerie@eurasianminerals.com	(+1) 604-688-1157	(+1) 604-688-6390 (collect calls accepted)

mail:
Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Requests for paper copies of the Circular (and any other related documents) must be received by no later than 12:00 noon (Vancouver time) on Friday, April 24, 2015 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:00 a.m. on Monday, May 11, 2015.